INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933	Email: bmottern@ilglaw.com	Facsimile: (678) 840-2126

September 12, 2016

John Reynolds

Assistant Director Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	Royal Energy Resources, Inc.
Comments to Form S-3
Filed August 9, 2016
File No. 333-213031

Dear Mr. Reynolds:

I am writing as counsel to Royal Energy Resources, Inc. (the “Company”) to respond to a verbal comment received from Ron Alper, Esq. Below is the Company’s response to the comment:

1.	We note that Wastech, Inc. is classified as an affiliate, but the number of shares owned by Wastech, Inc. pursuant to your letter dated August 30, 2016 is materially different than the amount last reported by the Company for Wastech, Inc. in its Form 10-K for the year ended August 31, 2015. It also appears that the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates would be below $75 million if Wastech, Inc. owns the number of shares last reported for it. Please advise as to the number of shares owned by Wastech, Inc. during the 60 days preceding the Form S-3 filing, the dates and amounts of any share dispositions that have occurred, and why the dispositions were not reflected by Schedule 13D filings.

RESPONSE: In the Company’s Form 10-K for the year ended August 31, 2016, filed on November 30, 2016, the Company reported that Wastech, Inc. owned 2,040,679 shares of common stock. Since the 10-K was filed, Wastech, Inc. disposed of 1,992,282 shares on March 22, 2016 in private transactions, leaving it with 48,397 shares.

On September 9, 2016, Wastech, Inc. filed a Schedule 13D and two amendments, which reported its acquisition of 2,803,621 shares on April 17, 2015, and its disposition of 762,942 share on November 1, 2015 and 1,992,282 shares on March 22, 2016, all in private transactions. On September 9, 2016, Wastech, Inc. also filed a Form 3 and two Form 4’s reporting the same transactions pursuant to Section 16 of the Securities Exchange Act of 1934. Wastech, Inc.’s failure to file the Schedule 13D’s, and the Section 16 filings, was the result of an oversight on its part, and it believes that all filings required by law have been filed.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

John Reynolds

September 12, 2016

Please feel free to contact me if you have any questions.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern
Robert J. Mottern, Esq.

Cc:	William L. Tuorto (via email)
Ronald Phillips (via email)
Ronald Alper (via email)

I, William L. Tuorto, hereby certify that I have read the foregoing letter dated September 12, 2016, by Robert J. Mottern, counsel for the Royal Energy Resources, Inc., and I acknowledge that Royal is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Royal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Royal Energy Resources, Inc.

/s/ William L. Tuorto
William L. Tuorto, Chief Executive Officer